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                              April 27, 2022

       William R. Broaddrick
       Chief Financial Officer
       Circle Energy, Inc.
       8211 E Regal Place
       Tulsa, OK 74133

                                                        Re: Circle Energy, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 13,
2022
                                                            File No. 333-263384

       Dear Mr. Broaddrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to comment 1 stating that you do not believe you are a shell company because you
intend to engage in the oil and gas business and you have devoted much time and effort to
the development of your business, and stating that as a
                                                        startup company, even
one with a limited operating history, you do not fall within the definition of a shell
company. The time spent in the development of your business does not appear to include
any operating activities. While a startup may not necessarily be a shell company by virtue
of having a limited operating history, it appears that you have no operating history
regardless of your status as a startup. Furthermore, you appear to satisfy the definition of
shell company.    Given the nature of the activities you have described,
 William R. Broaddrick
Circle Energy, Inc.
April 27, 2022
Page 2
      we are unable to concur, without further analysis, that you are not a shell company.
      Accordingly, please revise your disclosure on the cover page to state that you are a shell company and add a risk factor that highlights the consequences of your shell company status, or provide further analysis as to why your activities to date would be deemed to be comparable to those of a startup company and therefore more than nominal operations.
2. We note your response to comment 1 stating that you believe you are not a blank check company. We are unable to concur, without further analysis, that you are not a blank check company. We note that in discussing the definition of a blank check company in the adopting release (No. 33-6932), the Commission stated that it would scrutinize . . .
      offerings for attempts to create the appearance that the registrant . . . has a specific
      business plan, in an effort to avoid the application of Rule 419.    In
view of the following,
      it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:
          You are issuing penny stock;
          You have no operations, minimal assets, and no employees;
          You were formed "for the purpose of effecting a merger, share exchange, asset acquisition" or otherwise acquiring a business;
          You have not selected any specific business acquisition targets; and You will not commence operations until obtaining funding through this offering.
      Please revise your disclosure throughout your registration statement to comply with
      Rule 419 and prominently disclose that you are a blank check company.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551- 3457 with any other questions.



                                                            Sincerely,
FirstName LastNameWilliam R. Broaddrick
                                                            Division of
Corporation Finance
Comapany NameCircle Energy, Inc.
                                                            Office of Real
Estate & Construction
April 27, 2022 Page 2
cc:       Ronald N. Vance, Esq.
FirstName LastName